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                            September 29, 2022

       Thomas Zindrick, J.D.
       President and Chief Executive Officer
       Genelux Corporation
       2625 Townsgate Road, Suite 230
       Westlake Village, California 91361

                                                        Re: Genelux Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 19,
2022
                                                            File No. 333-265828

       Dear Mr. Zindrick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operation
       Critical Accounting Policies and Significant Judgments and Estimates Stock Option Repricing, page 107

   1. We note that on September 2022 your board of directors approved a stock option repricing and that options to
purchase a total of 4,037,386 shares of your common stock are subject to the repricing. You
disclose that the expense related to vested shares was expensed on the repricing date and
expense related to unvested shares is being amortized over the remaining vesting
period of such stock options. Please revise your disclosure to include the amount of the
incremental expense. In addition, your subsequent event disclosure on page F-51 states that
you are currently analyzing the accounting effects of the
                                                        modifications. Please
revise this disclosure to be consistent with the disclosure on page
 Thomas Zindrick, J.D.
Genelux Corporation
September 29, 2022
Page 2
      107.

        You may contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any other questions.



                                                        Sincerely,
FirstName LastNameThomas Zindrick, J.D.
                                                        Division of Corporation
Finance
Comapany NameGenelux Corporation
                                                        Office of Life Sciences
September 29, 2022 Page 2
cc:       Amy Hallman Rice, Esq.
FirstName LastName